EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empirical Research Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 25th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Goldstein 212-803-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empirical Research Partners LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The foregoing document was acknowlwdged before me this 09 day of Feb 2021

Notary Public

Notary Public

Signature

Managing Partner

Title

NEIL SCHNEIDER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SC6065135
Qualified in New York County
My Commission Expires 10-09-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)

DECEMBER 31, 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

	Page
Statement of Financial Condition	1
Notes to the Financial Statement..	2-9



CITRINCOOPERMAN®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Empirical Research Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Empirical Research Partners LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Empirical Research Partners LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Empirical Research Partners LLC's management. Our responsibility is to express an opinion on Empirical Research Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Empirical Research Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Empirical Research Partners LLC's auditor since 2007.
New York, New York
February 24, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	42,789,082
Commissions and fees receivable		6,246,644
Receivable from clearing brokers		495,691
Due from affiliate		1,089,833
Property and equipment, net		74,593
Prepaid expenses and other assets		758,476
Operating lease right-of-use asset		1,002,647
Total assets	$	52,456,966

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,107,416
Operating lease liability		1,071,693
Deferred revenue		2,230,525
Total liabilities		16,409,634
Members' equity		36,047,332
Total liabilities and members' equity	$	52,456,966

See accompanying notes to the financial statement.

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Empirical Research Partners LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

   As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates
   The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. The Company's significant estimates include useful lives of long-lived assets, impairment of fair value of assets, and the allowance for credit losses.

   Property and Equipment
   Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic life of the asset or the remaining life of the lease.

   Concentrations of Credit Risk
   The Company maintains its cash at one commercial bank in amounts that at times may exceed the federal insurance limit. The Company's money market funds are comprised of two funds that are managed by one financial institution. At December 31, 2020, the Company's uninsured balance totaled $42,539,083.

   Cash and Cash Equivalents
   The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

The Company is not subject to federal or state income taxes. Income taxes payable, if any, are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax.

Fair Value Measurements
The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Recent Accounting Developments

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments* - Credit Losses ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and commissions and fees receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On January 1, 2020, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in members' equity.

Commissions and Fees Receivable

Commissions and fees receivable are stated at the amount the Company expects to collect net of any allowance for credit loss as may be determined necessary as described in the preceding paragraph. At December 31, 2020, there was no allowance for credit losses. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for credit losses would be provided.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue Recognition
Revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Substantially all commission revenue is derived from contracts with customers. The majority of the Company's commission revenues are paid directly from clients after services have been provided and the performance obligation has been met, or are recorded as deferred revenue upon receipt and recognized over time as the performance obligation is satisfied.

The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection, and money management business strategy, which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds, and hedge funds. The Company is compensated and receives its fee income for its research in three ways:

1. Commissions earned on transactions in which the Company introduces customers to a clearing broker and the clearing broker will share with the Company certain trading commissions generated by those introduced customers of the clearing broker.
2. Payments from other brokerage firms representing the transfer of commissions as directed by their clients.
3. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in categories two and three, it is recognized when the research is utilized by the customer and the customer advises the Company of its usage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition *(continued)*

The beginning and ending contract balances were as follows:

	December 31,	
	2020	2019
Commissions and fees receivable	$ 6,246,644	$ 5,061,473
Receivablee from clearing brokers	$ 495,691	$ 407,958
Due from affiliate	$ 1,089,833	$ 950,333
Deferred revenue	$ 2,230,525	$ 1,514,161

3. RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Company's security transactions are provided primarily by brokers pursuant to clearance agreements. At December 31, 2020, the amount receivable from clearing brokers represents commissions earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Company. At December 31, 2020, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions.

4. CASH AND CASH EQUIVALENTS

Included in ending cash, cash equivalents, and restricted cash in the Company's statement of cash flows for the year ended December 31, 2020, was $297,546 of restricted cash. Restricted cash is included in "Prepaid expenses and other assets" in the accompanying statement of financial condition.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2020:

		Estimated Useful Life
Furniture, fixtures and equipment	$ 141,431	3-5 years
Computer equipment	83,763	3 years
Leasehold improvements	426,022	Lesser of economic life or remaining lease term
	651,216	
Less: accumulated depreciation and amortization	576,623	
Property and equipment, net	$ 74,593	

6. EMPLOYEE BENEFIT PLAN

In 2006, the Company adopted a 401(k) retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum allowed by law. The Company may make profit-sharing contributions that are determined by the managing member according to a discretionary formula in an amount determined each year. Participants are fully vested in their contributions at all times, and the Company's profit-sharing contributions vest immediately. Profit-sharing contributions were not declared by the managing member for 2020.

7. RELATED PARTY TRANSACTIONS

The Company has a fee sharing agreement with an affiliate, FMMI INC ("FMMI"), in which the Company is allocated 20% of fees earned from FMMI for services provided. The Company is owed $850,524 from FMMI as of December 31, 2020, which is included in "Due from affiliate" in the statement of financial condition. The amount does not bear interest and there are no stated payment terms.

8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:
 a. *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
 b. *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and
 c. *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2019:

Assets	Level 1	Level 2	Level 3	Total	Valuation Technique
Money market funds	$ 41,228,230	$ -	$ -	$ 41,228,230	a

As of December 31, 2020, all of the Company's money market fund accounts included in cash and cash equivalents were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are active and which the Company has the ability to access.

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2020.

9. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company leases office space under an operating lease that expires in 2022. The Company's lease terms do not include options to extend or terminate the lease.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2020, are as follows:

Year Ending December 31,	Lease	Less Discount Amount	Total Lease Liability
2021	$640,320	$69,660	$570,660
2022	533,600	32,567	501,033
	$ 1,173,920	$ 102,227	$ 1,071,693

Prepaid expenses and other assets include certificates of deposit which collateralize letters of credit for the benefit of the landlord in the amount of $297,546.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company had net capital, as defined, of $27,162,725, which exceeded the required minimum net capital of $862,477 by $26,307,248. Aggregate indebtedness at December 31, 2020 totaled $12,937,153. The Company's percentage of aggregate indebtedness to net capital was 47.62%.

11. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2020 through the date this financial statement was available to be issued and determined that there are no material events that would require disclosures in the Company's financial statements.

12. COVID – 19

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. The impact could affect the Company's business and results of operations. The Company is continually monitoring the circumstances surrounding COVID-19, as well as the economic and market conditions to determine any effects on operations. There were no material disruptions to business during 2020 or anticipated disruptions in the future to the operations of the business.